Exhibit 99.1

Hello Everyone,

My name is Lucas Reeber from the Research Team here at Masterworks.

Today we’re thrilled to bring you xÉxcxrxixtxuxrxex xNxox.x x4x6x, our debut offering by the prolific artist, Park Seo-Bo.

Seo-Bo is a contemporary Korean artist recognized internationally as a founding member of the postwar Korean art movement that draws from European and American abstraction as well as traditional Korean culture to create tactile, minimalist compositions.

His market boasts a 27.8% Annual Record Price Growth rate based on data from March 2006, to December 2022, and his top auction record is currently $2M based on a sale from March of 2018.

Executed in 1975, the Artwork features nine condensed horizontal rows of vertical pencil markings that tilt slightly to the right. The medium-weight graphite pencil markings are evenly distributed across the off-white painted canvas.

So why do we like this painting? Three reasons:

One: This work has high upside potential with a similar sales appreciation rate of 29.3% through May of 2023.

Two: This work is part of Seo-Bo’s Écriture series, which is his most famous and commercially desirable. All of his top 10 auction records are examples from the same series.

Three: Other works from the Écriture series that are similar in scale to the Painting have achieved auction prices just shy of $1 million: including Écriture No. 15-76 (1976), which sold for $997K as recently as May 2023.

Thank you for joining us, and we look forward to bringing you this incredible work by Park Seo-Bo.